                                   FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        Application for Deregistration of
                     Certain Registered Investment Companies
                       I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one):

                                       [ ]
                                     Merger
                                [X ] Liquidation
                         [ ] Abandonment of Registration
           (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
            [ ] Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Morgan Stanley Latin American Growth Fund

3. Securities and Exchange Commission File No.: 811-6608

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                     [ ] Initial Application [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
Code):

                          1221 Avenue of the Americas
                               New York, NY 10020

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Joseph Benedetti, Esq.
Morgan Stanley Investment Advisors Inc. 1221 Avenue of the Americas
New York, NY 10020 (212) 762-5295

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7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and
31a-2 under the Act 17 CFR 270.31a-1, .31a-2]:

Morgan Stanley Services Company Inc.
c/o Morgan Stanley Trust
Harborside Financial Center, Plaza Two Jersey City, NJ 07311
Attention: Thomas Caloia
(201) 209-8374

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the period specified in those rules.

8. Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[ X ] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware,
Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund
(including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Morgan Stanley Investment Advisors Inc. 1221 Avenue of the Americas
New York, NY 10020

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Morgan Stanley Distributors Inc.
1221 Avenue of the Americas
New York, NY 10020

13. If the fund is a unit investment trust ("UIT") provide: N/A

(a) Depositor's name(s) and address(es):

(b) Trustee's name and address(es):

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14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

            Name(s):
            File No.: 811-_______
            Business Address:

15. (a)     Did the fund obtain approval from the board of directors
            concerning the decision to engage in a Merger, Liquidation
or
            Abandonment of Registration?

            [ X  ] Yes        [    ] No

            If Yes, state the date on which the board vote took place:

            April 22, 2004

            If No, explain:

    (b)     Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X] Yes [ ] No

            If Yes, state the date on which the shareholder vote took place:

            September 28, 2004

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

                                October 22, 2004

(b) Were the distributions made on the basis of net assets?

[X] Yes [ ] No

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(c) Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders.

(e) For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(f) Liquidations only:
Were any distributions to shareholders made in kind?

[ ] Yes [X ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only: N/A Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

Yes [X] No [ ]

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

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19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [ X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ ] Yes [ X ] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [ X] No

If Yes,

(a) Describe the type and amount of each debt or other liability:
(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $ 3,000
(ii) Accounting expenses: $6,100
(iii) Other expenses (list and identify separately):
Typesetting and Printing of Proxy Statement: $4,500;Mailing and Tabulation of
Proxy Statements: $17,500 ; Proxy Solicitation: $8,200
(iv) Total expenses (sum of lines (i)-(iii) above): $39,300

(b) How were those expenses allocated?   As described in 22 (i), (ii) and (iii).

(c) Who paid those expenses? The Investment Manager, Morgan Stanley Investment
Advisor Inc.

(d) How did the fund pay for unamortized expenses (if any)? None.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [ X ] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

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V.
Conclusion of Fund Business

24. Is the fund a party to any litigation or
administrative proceeding?

[x] Yes [ ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

The Investment Manager, certain affiliates of the Investment Manager, certain officers of such affiliates and certain investment companies advised by the
Investment Manager or its affiliates, including the Fund, are named as defendants in a number of similar class action complaints which were recently consolidated. This consolidated action also names as defendants certain individual Trustees and Directors of the Morgan Stanley funds. The consolidated amended complaint generally alleges that defendants, including the Fund, violated their statutory disclosure obligations and fiduciary duties by failing properly to disclose (i) that the Investment Manager and certain affiliates of the Investment Manager allegedly offered economic incentives to brokers and others to recommend the funds advised by the Investment Manager or its affiliates to investors rather than funds managed by other companies, and (ii)
that the funds advised by the Investment Manager or its affiliates, including the Fund, allegedly paid excessive commissions to brokers in return for their efforts to recommend these funds to investors. The complaint seeks, among other things, unspecified compensatory damages, rescissionary damages, fees and costs.
The defendants have moved to dismiss the action and intend to otherwise vigorously defend it. While the Fund believes that it has meritorious defenses, the ultimate outcome of this matter is not presently determinable at this early stage of the litigation, and no provision were made in the Fund's financial statements for the effect, if any, of this matter.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

(c) State the Investment Company Act file number of the fund surviving the
Merger:

(d) If the merger or reorganization agreement has been filed with the
Commission, state the file number(s), form type used and date the agreement was filed:

(e) If the merger or reorganization agreement has not been filed with the
Commission provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of
1940 on behalf of Morgan Stanley Latin American Growth Fund, (ii) he is
an Assistant Secretary of Morgan Stanley Latin American Growth Fund, and (iii)
all actions by shareholders, directors, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form
N-8F application are true to the best of his or her knowledge, information and belief.

                              /s/ Joseph Benedetti
                              ---------------------
                                 Joseph Benedetti

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END OF FILING

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